Exhibit 99.1

SAP Quarterly Statement Q4 2021

SAP Reports Q4 and FY 2021 Results With Record Cloud Performance

Exceeds High End of Outlook for Cloud & Software Revenue and Operating Profit

Tremendous growth of SAP S/4HANA Cloud driven by 'RISE with SAP'

Strong, accelerating cloud growth reflected in 2022 outlook, targeting up to 26% cloud revenue growth at constant currencies

Current cloud backlog
Full year | in € millions
9,447
+32% (+26% @cc)

Cloud revenue
Full year | in € millions
9,418
+17% (+19% @cc)

Cloud & software revenue
Full year | in € millions
24,078
+4% (+5% @cc)

Total revenue
Full year | in € millions
27,842
+2% (+3% @cc)

S/4HANA current cloud backlog
Full year | in € millions
1,707
+84% (+76% @cc)

S/4HANA cloud revenue
Full year | in € millions
1,090
+46% (+47% @cc)

More predictable revenue
Full year | Percent
75
+3pp

Operating profit
Full year | in € millions

IFRS	non-IFRS
4,659	8,230
-30%	-1% (+1% @cc)

Earnings per share
Full year | in €

IFRS	non-IFRS
4.46	6.74
+3%	+25%



Christian Klein, CEO: The magnitude of our cloud strength is evident. More and more companies are choosing SAP to help them transform their businesses, build resilient supply chains and become sustainable enterprises as they move to the cloud. This momentum is reflected in the tremendous success of "RISE with SAP", our signature cloud offering, as well as excellent growth across our entire portfolio. Our growth acceleration points to even greater potential ahead.



Luka Mucic, CFO: I am proud that our team has delivered an exceptional year with strong results, far exceeding our expectations. After three quarters of home runs with our cloud momentum, we hit it out of the park this quarter. We are confident that we will continue our Q4 current cloud backlog growth in 2022. This is reflected in our accelerated cloud guidance for 2022 as we make great progress towards our mid-term ambition.

Walldorf, Germany – January 27, 2022. SAP SE (NYSE: SAP) today announced its financial results for the fourth quarter and fiscal year ended December 31, 2021. Business Update Businesses around the world are embracing digital technologies and the cloud to transform the way they do business. Today’s unpredictable reality, from supply chain disruptions to new regulatory restrictions, means the need for flexibility and adaptability has never been greater. Our depth of experience in mission critical business processes across all customer sizes, industries and geographies sets us apart and is core to why businesses are choosing SAP for their business transformation. The strength and the execution of our strategy is showing up on multiple fronts with exceptional customer momentum across our cloud portfolio and financial performance exceeding market expectations. High customer adoption is underpinned by exceptionally strong demand for “RISE with SAP” across customers of all sizes. It is designed to support our customers transform their businesses while at the same time moving to the cloud. They also benefit from our Business Network, the largest B2B network in the world, which helps them create more resilient supply chains. Customer satisfaction continues to increase, echoed by strong renewal rates. SAP is confident that its positive momentum will continue throughout 2022, and expects accelerating cloud revenue growth, supported by strong traction of SAP S/4HANA Cloud. Highlights ‘RISE with SAP’ continued to gain traction after a successful launch in January 2021. SAP saw strong demand from companies of all sizes and closed deals with more than 650 customers in the fourth quarter, winning more than 1,300 customers since launch. Large customers such as Adobe, Panasonic Corporation, Mahindra & Mahindra, Fresenius SE, IBM, Allianz Technology, CVS, Unipart Group, Samsung SDS, and Siemens selected this offering. Additional wins included Philippine Airlines, Software AG, Banco Sabadell, Amadeus, Standard Chartered Bank, Fisker Inc., and Europcar Mobility Group. Approximately 1,300 SAP S/4HANA customers were added in the quarter, taking total adoption to more than 18,800 customers, up 18% year over year, of which more than 13,100 are live. In the fourth quarter, approximately 50% of the additional SAP S/4HANA customers were net new. Signavio continued to show outstanding performance as part of SAP’s Business Process Intelligence (BPI) segment. Current cloud backlog grew in triple digits for the full year. SAP BPI solutions are key to our customers’ business transformation and acceleration to the cloud. PwC, HP, Robert Bosch, Carl Zeiss, R. Twining and Company, and many others chose SAP BPI solutions in the fourth quarter. Business Technology Platform, SAP’s PaaS offering, is the foundation of the Intelligent Enterprise, providing a single platform for integration and extensibility across the SAP portfolio and non-SAP solutions, as well as deriving insights from data. Current cloud backlog grew in deep double digits in 2021. Henkel, Schneider Electric, Helaba, and Enel were among the customers who chose this offering in the fourth quarter. Key customer wins across SAP’s solutions portfolio included: Petronas, Goodyear, Hitachi High-Tech, Unilever, Chobani, Syngenta, HABA Group, MIGROS, ALDI Nord, Lumen, Dr. Martens, SCOTT Sports, Computacenter AG, A.S. Watson Group. Compass Group, Alfred Kärcher, and FMC Corporation all went live on SAP solutions in the fourth quarter. On January 27, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The move is aimed at giving companies better access to liquidity and improving their cash flows. The acquisition is expected to further expand SAP’s Business Network capabilities and strengthen SAP’s solutions for the CFO office. The acquisition is expected to close in March 2022, following completion of customary closing conditions. On January 25, SAP announced an extended partnership and an investment in Icertis, a provider of contract management solutions that offers market-leading contract intelligence powered by AI. This partnership and the related investment are expected to complement SAP’s portfolio seamlessly. 2/35

On January 13, SAP announced a new share repurchase program to service future share-based compensation awards. The program, with a volume of up to €1 billion, is planned to be executed in the period between February 1 and December 31, 2022. Early December 2021, SAP announced its first SAP.iO program in China focused on intelligent manufacturing. Five Chinese startups have been selected to join the cohort at the new SAP.iO Foundry Shanghai. On January 11, SAP announced a new offering, SAP Cloud for Sustainable Enterprises, which brings together a comprehensive portfolio of solutions that enables businesses to holistically manage sustainability performance. With this, companies can manage their “green line” with business process technology to identify, quantify, analyze, and act on data through their end-to-end operations. Further, SAP announced its commitment to achieve net-zero along their value chain in 2030; 20 years earlier than originally targeted. SAP also earned a number of recognitions in the field of sustainability, including inclusion on the prestigious CDP A list, and achieving the top ranking in the S&P Dow Jones Sustainability Indices (DJSI) in the software sector for the 15th consecutive year. Financial Performance1 Fourth Quarter 2021 In the fourth quarter, SAP’s cloud momentum further accelerated with sequential growth rate increases in both current cloud backlog and cloud revenue. Current cloud backlog accelerated faster than anticipated, up 32% to €9.45 billion and up 26% at constant currencies. SAP S/4HANA current cloud backlog was up 84% to €1.71 billion and up 76% at constant currencies. Cloud revenue was up 28% to €2.61 billion and up 24% at constant currencies. SAP S/4HANA cloud revenue was up 65% to €329 million and up 61% at constant currencies. SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 38% and up 33% at constant currencies. Software licenses revenue was down 14% year over year to €1.46 billion and down 17% at constant currencies. Cloud and software revenue was up 6% to €6.99 billion and up 3% at constant currencies. Services revenue was up 3% year over year to €0.99 billion and flat at constant currencies. Total revenue was up 6% year over year to €7.98 billion and up 3% at constant currencies. The share of more predictable revenue grew by 5 percentage points year over year to 69% in the fourth quarter. IFRS operating profit decreased 45% to €1.47 billion and IFRS operating margin decreased by 16.9 percentage points to 18.4% mainly due to higher share-based compensation expenses, primarily related to Qualtrics. Non-IFRS operating profit decreased 11% to €2.47 billion and decreased 12% at constant currencies. Non-IFRS operating margin decreased by 5.8 percentage points to 30.9% and decreased by 5.4 percentage points at constant currencies. Prior year IFRS operating profit included a disposal gain of €194 million and non-IFRS operating profit of €128 million related to the sale of the SAP Digital Interconnect business. IFRS earnings per share decreased 23% to €1.24 and non-IFRS earnings per share increased 10% to €1.86. Full-Year 2021 SAP hit the high end of its revised 2021 cloud revenue outlook range and exceeded its cloud and software revenue and operating profit outlook ranges. For the full year cloud revenue was up 17% to €9.42 billion and up 19% to €9.59 billion at constant currencies, hitting the high end of the revised full year outlook (€9.4 to 9.6 billion non-IFRS at constant currencies). SAP S/4HANA cloud revenue was up 46% to €1.09 billion and up 47% at constant currencies, exceeding the €1 billion cloud revenue mark as anticipated. SaaS/PaaS cloud revenue outside the Intelligent Spend business was up 25% and up 27% at constant currencies. Software licenses revenue was down 11% year over year to €3.25 billion and down 11% to €3.24 billion at constant currencies. Cloud and software revenue was up 4% year over year to €24.08 billion and up 5% to €24.41 billion at constant currencies, exceeding the high end of the revised full year outlook (€23.8 – 24.2 billion non-IFRS at constant currencies). Services revenue was down 1 The full year and Q4 2021 results were also impacted by other effects. For details, please refer to the disclosures on page 34 of this document. 3/35

8% year over year to €3.76 billion and down 7% at constant currencies, primarily attributable to the 2020 divestiture of SAP Digital Interconnect which contributed €282 million of services revenue in 2020. Total revenue was up 2% year over year to €27.84 billion and up 3% to €28.23 billion at constant currencies. The share of more predictable revenue grew by 3 percentage points year over year to 75% for the full year 2021. Cloud gross margin increased 0.4 percentage points year over year to 67.0% (IFRS) and decreased by 0.2 percentage points year over year to 69.5% (non-IFRS) due to the investment into our next generation cloud delivery program. For the full year, IFRS operating profit and operating margin were impacted by significantly higher share-based compensation expenses compared to 2020 mainly due to the Qualtrics IPO and the appreciation of SAP’s share price during the year. IFRS operating profit decreased by 30% year over year to €4.66 billion. IFRS operating margin decreased by 7.5 percentage points year over year to 16.7%. Non-IFRS operating profit was down 1% to €8.23 billion and up 1% to €8.41 billion at constant currencies, exceeding the high end of the revised full year outlook (€8.1 – 8.3 billion non-IFRS at constant currencies). Non-IFRS operating margin decreased by 0.7 percentage points to 29.6% and decreased by 0.5 percentage points at constant currencies. IFRS earnings per share increased 3% to €4.46 and non-IFRS earnings per share increased 25% to €6.74, reflecting a strong contribution from Sapphire Ventures throughout the entire year. Operating cash flow for the full year was €6.21 billion, slightly above the outlook of approximately €6.0 billion. Free cash flow for the full year was €5.01 billion, exceeding the outlook of above €4.5 billion. At year end, net debt was –€1.56 billion. Non-Financial Performance 2021 Customer Net Promoter Score (NPS) increased 6 points year over year to 10 in 2021, hitting the upper end of the outlook range. This positive trend is a result of the Company’s continued focus on implementing customer feedback, in particular by achieving a consistent end-to-end experience for our customers and developing innovations to deliver improved outcomes for them. SAP’s Employee Engagement Index decreased 3 percentage points to 83%, a continued high level of engagement but one percentage point shy of the outlook range. SAP’s retention rate was 92.8% (2020: 95.3%). Further the proportion of women in management increased to 28.3% (2020: 27.5%). Net carbon emissions continued to decrease, at 110 kilotons in 2021, down 25 kt year over year. This result is at the upper end of the revised outlook range. In addition to the Company’s measures to decrease carbon emissions, the hybrid working model and continued travel restrictions due to the COVID-19 pandemic contributed to the decrease. 4/35

Financial Results at a Glance Fourth Quarter 2021 IFRS Non-IFRS1 ∆ in % € million, unless otherwise stated Q4 2021 Q4 2020 ∆ in % Q4 2021 Q4 2020 ∆ in % const. curr. 1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement. 2 As this is an order entry metric, there is no IFRS equivalent. Due to rounding, numbers may not add up precisely. Full Year 2021 IFRS Non-IFRS1 € million, unless otherwise stated Q1–Q4 2021 Q1–Q4 2020 ∆ in % Q1–Q4 2021 Q1–Q4 2020 ∆ in % ∆ in % const. curr. 1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement. 2 As this is an order entry metric, there is no IFRS equivalent. Due to rounding, numbers may not add up precisely. 5/35

SAP Quarterly Statement Q4 2021

Expanded Financial Disclosure – SAP's Accelerated Cloud Transition

Beginning in 2021, SAP expanded its financial disclosure to provide investors with transparency on the transition of its core ERP business to the cloud. Specifically, the Company discloses current cloud backlog and cloud revenue contributed by SAP S/4HANA Cloud, along with nominal and constant currencies year-over-year growth rates.

In the fourth quarter, SAP S/4HANA current cloud backlog was up 84% to €1.71 billion and up 76% at constant currencies. S/4HANA cloud revenue growth was up 65% to €329 million and up 61% at constant currencies.

For the full year, SAP S/4HANA cloud revenue was up 46% to €1.09 billion and up 47% at constant currencies, exceeding the €1 billion cloud revenue mark as anticipated.

SAP S/4HANA Cloud represents SAP's cloud offering for core ERP processes. It mainly includes cloud solutions for financial management, supply chain management, engineering and manufacturing, order management and asset management, as well as associated data management, analytics, development and integration capabilities.

'RISE with SAP', SAP's holistic offering for business transformation in the cloud, is an important driver of S/4HANA Cloud and Business Technology Platform adoption.

Segment Results at a Glance

Segment Performance Fourth Quarter 2021

€ million, unless otherwise stated (Non-IFRS)	Applications, Technology & Support			Qualtrics			Services		
	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.
Cloud revenue	2,330	23	20	235	69	62	0	NA	NA
Segment revenue	6,807	5	2	284	56	49	835	3	1
Segment profit (loss)	2,800	–10	–12	4	>100	>100	174	13	9
Cloud gross margin (in %)	67.6	–2.0pp	–2.0pp	90.2	–4.0pp	–4.0pp	NM[1]	NM[1]	NM[1]
Segment margin (in %)	41.1	–6.5pp	–6.4pp	1.6	0.6pp	1.3pp	20.8	1.7pp	1.6pp

[1] NM = not meaningful

SAP's three reportable segments "Applications, Technology & Support", "Qualtrics" and "Services" showed the following performance:

Applications, Technology & Support (AT&S)

Segment revenue in AT&S was up 5% to € 6.81 billion year over year, up 2% at constant currencies. Segment performance was driven by strong double-digit cloud revenue growth in SAP S/4HANA Cloud, Digital Supply Chain, Business Technology Platform, and Customer Experience. Software licenses revenue decreased due to strong demand of 'RISE with SAP'. Segment support revenues was up 3% to €2.92 billion year over year and up 1% at constant currencies, reflecting high retention rates coupled with the shift of some support revenue to cloud.

Qualtrics

Qualtrics segment revenue was up 56% to €284 million year over year, up 49% at constant currencies. The continued strong growth was driven by robust renewal rates and expansions as customers increase their usage and acquire additional modules of Qualtrics to measure all four experience areas: customer, employee, product, and brand. MediaCorp, Fonterra, Comcast Corporation, Mitsubishi Motors Thailand, HSBC, Sally Beauty Holdings, and BP International, among others, selected Qualtrics Experience Management Solutions.

Services

Services segment revenue was up 3% to €835 million year over year, up 1% at constant currencies. While SAP continues to see solid growth in its Premium Engagement revenue on the basis of a very resilient business model, consulting revenue declined year over year.

6/35

SAP Quarterly Statement Q4 2021

Regional Revenue Performance Full Year 2021

SAP's cloud performance was excellent across all regions.

In the EMEA region, cloud revenue increased 27% and was up 27% at constant currencies with a strong performance in France, Germany, and Switzerland. Cloud and software revenue increased 5% and was up 5% at constant currencies.

In the Americas region, cloud revenue increased 10% and 13% at constant currencies with Brazil, Canada, and Mexico being highlights. The United States, SAP's largest market, had a robust cloud revenue performance and a particularly strong acceleration in current cloud backlog. Cloud and software revenue increased 1% and 4% at constant currencies.

In the APJ region, cloud revenue increased 18% and 20% at constant currencies with Australia and New Zealand, China, and Japan being particularly strong. Cloud and software revenue increased 5% and 6% at constant currencies.

Business Outlook 2022

For 2022, SAP expects its cloud growth to continue to accelerate. The pace and scale of SAP's cloud momentum places the Company well on track towards its mid-term ambition.

For the full year 2022, SAP expects:

- €11.55 – 11.85 billion cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.
- €25.0 – 25.5 billion cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.
- €7.8 – 8.25 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), flat to down 5% at constant currencies.
- The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).
- Free cash flow above €4.5 billion (2021: €5.01 billion).
- A full-year effective tax rate (IFRS) of 25.0% to 28.0% (2021: 21.4%) and an effective tax rate (non-IFRS) of 22.0% to 25.0% (2021: 19.9%).

While SAP's full-year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q1 and FY 2022 expected currency impacts.

Expected Currency Impact Assuming December 2021 Rates Apply for the Rest of the Year

In percentage points	Q1 2022	FY 2022
Cloud revenue growth	+3pp to +5pp	+2pp to +4pp
Cloud and software revenue growth	+2pp to +4pp	+1pp to +3pp
Operating profit growth (non-IFRS)	+1pp to +3pp	+1pp to +3pp

Ambition for Non-Financial Performance

SAP is focusing on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2022 SAP expects:

- a Customer Net Promoter Score of 11 to 15 (2021: 10)
- an Employee Engagement Index in a range of 84% to 86% (2021: 83%)
- Net carbon emissions of 70 kt (2021: 110 kt)

7/35

Ambition 2025 SAP confidently reiterates its mid-term ambition published in its Q3 2020 Quarterly Statement. By 2025, SAP continues to expect: ▪ More than €22 billion cloud revenue. ▪ More than €36 billion total revenue. ▪ More than €11.5 billion non-IFRS operating profit. ▪ A non-IFRS cloud gross margin of approximately 80%. ▪ A significant expansion of the Company’s more predictable revenue share to approximately 85%. ▪ A free cash flow of approximately €8 billion. For non-financial performance SAP aims in 2025 for: ▪ Maintaining Employee Engagement Index between 84% and 86% (2021: 83%). ▪ Steadily increasing the Customer Net Promoter Score through 2025 (2021: 10). ▪ Achieving net carbon emissions of 0 kt by 2023 and maintaining net carbon emissions in our own operations of 0 kt from that point onward. Further, SAP has also committed to achieve net-zero along our value chain in line with a 1.5°C future in 2030 – 20 years earlier than originally targeted. 8/35

SAP Quarterly Statement Q4 2021

Additional Information

This press release and all information therein is preliminary and unaudited.

The SAP Integrated Report 2021 and Annual Report on Form 20-F will be published on March 3, 2022, and will be available for download at www.sapintegratedreport.com.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of cloud revenue and software support revenue as a percentage of total revenue.

For explanations on other key growth metrics please refer to the performance management section of SAP's Integrated Report 2020 and SAP's Half-Year Report 2021, which can be found at www.sap.com/investor.

Webcast

SAP senior management will host a virtual press conference on Thursday, January 27th at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company's website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

SAP's strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers' businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people's lives. For more information, visit www.sap.com.

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2020 Annual Report on Form 20-F. © 2022 SAP SE. All rights reserved. SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices. 10/35

Contents Financial and Non-Financial Key Facts (IFRS and Non-IFRS) 12 Primary Financial Statements of SAP Group (IFRS) 15 (A) Consolidated Income Statements 15 (A.1) Consolidated Income Statements – Quarter 15 (A.2) Consolidated Income Statements – Year-to-Date 17 (B) Consolidated Statements of Financial Position 18 (C) Consolidated Statements of Cash Flows 19 Non-IFRS Numbers 20 (D) Basis of Non-IFRS Presentation20 (E) Reconciliation from Non-IFRS Numbers to IFRS Numbers21 (E.1)Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter 21 (E.2) Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date 22 (F) Non-IFRS Adjustments – Actuals and Estimates 23 (G) Non-IFRS Adjustments by Functional Areas 23 Disaggregations 25 (H) Segment Reporting 25 (H.1) Segment Policies and Segment Changes 25 (H.2) Segment Reporting – Quarter 25 (H.3)Segment Reporting – Year-to-Date27 (I) Reconciliation of Cloud Revenues and Margins 29 (I.1)Reconciliation of Cloud Revenues and Margins – Quarter 29 (I.2)Reconciliation of Cloud Revenues and Margins – Year-to-Date30 (J) Revenue by Region (IFRS and Non-IFRS) 31 (J.1) Revenue by Region (IFRS and Non-IFRS) – Quarter 31 (J.2) Revenue by Region (IFRS and Non-IFRS) – Year-to-Date 32 (K) Employees by Region and Functional Areas 33 Other Disclosures 34 (L) Financial Income, Net 34 (M) Business Combinations and Divestments 34 (M.1)Business Combinations34 (M.2)Divestments34 (N) Ownership in Qualtrics 35 (O) Share Based Payments 35 (P) Financial Liabilities 35 (Q) Change in non-IFRS revenue measures 35

Financial and Non-Financial Key Facts (IFRS and Non-IFRS) € millions, unless otherwise stated Q1 2020 Q2 2020 Q3 2020 Q4 2020 TY 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 TY 2021 12/35

Q1 Q2 Q3 Q4 TY Q1 Q2 Q3 Q4 TY 2020 2020 2020 2020 2020 2021 2021 2021 2021 2021 13/35

€ millions, unless otherwise stated Q1 2020 Q2 2020 Q3 2020 Q4 2020 TY 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 TY 2021 1 In full-time equivalents. 2 In CO2 equivalents Due to rounding, numbers may not add up precisely. 14/35

Primary Financial Statements of SAP Group (IFRS) (A) Consolidated Income Statements (A.1)Consolidated Income Statements – Quarter € millions, unless otherwise stated Q4 2021 Q4 2020 ∆ in % 15/35

1 For the three months ended December 31, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded). Due to rounding, numbers may not add up precisely. 16/35

(A.2)Consolidated Income Statements – Year-to-Date € millions, unless otherwise stated Q1–Q4 2021 Q1–Q4 2020 ∆ in % 1 For the twelve months ended December 31, 2021 and 2020, the weighted average number of shares was 1,180 million (diluted: 1,180 million) and 1,182 million (diluted: 1,182 million), respectively (treasury stock excluded). Due to rounding, numbers may not add up precisely.

(B) Consolidated Statements of Financial Position as at 12/31 /2021 and 12/31/2020 € millions2021 2020 € millions2021 2020 Due to rounding, numbers may not add up precisely.

(C) Consolidated Statements of Cash Flows € millionsQ1–Q4 2021 Q1–Q4 2020 Due to rounding, numbers may not add up precisely.

Non-IFRS Numbers (D) Basis of Non-IFRS Presentation We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E) Reconciliation from Non-IFRS Numbers to IFRS Numbers (E.1)Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter € millions, unless otherwise stated Q4 2021 Q4 2020 ∆ in % Non-Non-IFRS IFRS Adj. Non-IFRS Currency Impact IFRS Constant IFRSAdj. Non-IFRS IFRS Non-IFRS Constant 1 Currency Currency 1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period. 2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2021 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2020 mainly resulted from tax effects of acquisition-related charges and share-based payment expenses. Due to rounding, numbers may not add up precisely. 21/35

(E.2)Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date € millions, unless otherwise stated Q1–Q4 2021 Q1–Q4 2020 ∆ in % Non-Non-IFRS IFRS Adj. Non-IFRS Currency Impact IFRS Constant IFRSAdj. Non-IFRS IFRS Non-IFRS Constant 1 Currency Currency 1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period. 2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. Due to rounding, numbers may not add up precisely.

(F) Non-IFRS Adjustments – Actuals and Estimates € millions Estimated Amounts for Full Year 2022 Q1–Q4 2021 Q4 2021 Q1–Q4 2020 Q4 2020 Due to rounding, numbers may not add up precisely. (G) Non-IFRS Adjustments by Functional Areas € millions Q4 2021 Q4 2020 IFRS Acquisition-1Restruc-Acquisition - 1Restruc-Related SBP turing Non-IFRS IFRS Related SBP turing Non-IFRS € millions IFRS Acquisition-1Restruc-Q1–Q4 2021 Q1–Q4 2020 Acquisition 1Restruc-Related SBP turing Non-IFRS IFRS - Related SBP turing Non-IFRS 1 Share-based Payments Due to rounding, numbers may not add up precisely.

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows: € millionsQ4 2021 Q1–Q4 2021 Q4 2020 Q1–Q4 2020 Due to rounding, numbers may not add up precisely. 24/35

Disaggregations (H) Segment Reporting (H.1)Segment Policies and Segment Changes SAP has three reportable segments: the Applications, Technology & Support segment, the Qualtrics segment, and the Services segment. For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Report 2021. (H.2)Segment Reporting – Quarter Applications, Technology & Support € millions, unless otherwise stated Q4 2021 Q4 2020 ∆ in % ∆ in % (non-IFRS) Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency Margins Due to rounding, numbers may not add up precisely. 25/35

Qualtrics € millions, unless otherwise stated Q4 2021 Q4 2020 ∆ in % ∆ in % (non-IFRS) Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency Cloud 235 225 139 69 62 Cloud and software 235 225 139 69 62 Margins Services € millions, unless otherwise stated Q4 2021 Q4 2020 ∆ in % ∆ in % (non-IFRS) Actual Constant Actual Actual Constant Currency Currency Currency Currency Currency Margins Due to rounding, numbers may not add up precisely. 26/35

(H.3)Segment Reporting – Year-to-Date Applications, Technology & Support € millions, unless otherwise stated Q1–Q4 2021 Q1–Q4 2020 ∆ in % ∆ in % (non-IFRS) Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency Margins Qualtrics € millions, unless otherwise stated Q1–Q4 2021 Q1–Q4 2020 ∆ in % ∆ in % (non-IFRS) Actual Constant Actual Actual Constant Currency Currency Currency Currency Currency Margins Due to rounding, numbers may not add up precisely.

Services Q1–Q4 2021 Q1–Q4 ∆ in % ∆ in % € millions, unless otherwise stated 2020 (non-IFRS) Actual Currency Constant Currency Actual Currency Actual Currency Constant Currency Margins Due to rounding, numbers may not add up precisely. 28/35

(I) Reconciliation of Cloud Revenues and Margins (I.1) Reconciliation of Cloud Revenues and Margins – Quarter € millions, unless otherwise Q4 2021 Q4 2020 ∆ in % stated IFRS Adj. Non-IFRS Currency Impact Non-IFRS Constant Currency IFRS Adj. Non-IFRS IFRSNon-IFRS Non-IFRS Constant Currency3 1 Software as a Service/Platform as a Service 2 Infrastructure as a Service 3 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period. Due to rounding, numbers may not add up precisely.

(I.2) Reconciliation of Cloud Revenues and Margins – Year-to-Date € millions, unless otherwise Q1–Q4 2021 Q1–Q4 2020 ∆ in % stated IFRS Adj. Non-IFRS Currency Impact Non-IFRS Constant Currency IFRSAdj. Non-IFRS IFRSNon-IFRS Non-IFRS Constant Currency3 1 Software as a Service/Platform as a Service 2 Infrastructure as a Service 3 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period. Due to rounding, numbers may not add up precisely.

(J) Revenue by Region (IFRS and Non-IFRS) (J.1) Revenue by Region (IFRS and Non-IFRS) – Quarter Q4 2021 Q4 2020 ∆ in % € millions IFRS Adj. Non-IFRS Currency Impact Non-IFRS Constant Currency IFRSAdj. Non-IFRS IFRS Non-IFRS Non-IFRS Constant Currency1 Cloud Revenue by Region Cloud and Software Revenue by Region Total Re venue by Region 1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period. Due to rounding, numbers may not add up precisely.

(J.2) Revenue by Region (IFRS and Non-IFRS) – Year-to-Date Q1–Q4 2021 Q1–Q4 2020 ∆ in % € millions IFRS Adj. Non-IFRS Currency Impact Non-IFRS Constant Currency IFRSAdj. Non-IFRS IFRSNon-IFRS Non-IFRS Constant Currency1 Cloud Revenue b y Region Cloud and Software Revenue by Region Total Revenue by Region 1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period. Due to rounding, numbers may not add up precisely.

(K) Employees by Region and Functional Areas 12/31/2021 12/31/2020 EMEA Americas APJ Total EMEA Americas APJ Total 1 Acquisitions closed between January 1 and December 31 of the respective year

Other Disclosures (L) Financial Income, Net Finance income mainly consists of gains from disposals and fair value adjustments of equity securities totaling €847 million in the fourth quarter of 2021 (Q4/2020: €312 million) and €3,067 million in the full year 2021 (Q1-Q4/2020: €1,360 million). Finance cost were primarily impacted by losses from disposals and fair value adjustments of equity securities totaling €255 million in the fourth quarter of 2021 (Q4/2020: €139 million) and €654 million in the full year 2021 (Q1-Q4/2020: €342 million), and interest expense on financial liabilities including lease liabilities amounting to €41 million in the fourth quarter of 2021 (Q4/2020: €44 million) and €160 million in the full year 2021 (Q1-Q4/2020: €179 million). For more information about Financial Income, Net, see the Notes to the 2021 Consolidated Half -Year Financial Statements, Note (C.3). (M) Business Combinations and Divestments (M.1) Business Combinations Signavio GmbH In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH (Berlin, Germany) (“Signavio”), a leader in the enterprise business process intelligence and process management space. The purchase price was €949 million. The transaction closed on March 5th, following satisfaction of regulatory and other approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date (the initial accounting for the Signavio acquisition is still incomplete, thus the amounts recorded for some assets and liabilities are regarded provisional as of December 31, 2021). For more information about Business Combinations, see the Notes to the 2021 Consolidated Half-Year Financial Statements, Note (D.1). Clarabridge Inc. On October 1, 2021 (after receipt of required regulatory approvals and satisfaction or waiver of other customary closing conditions), Qualtrics completed its previously announced acquisition of Clarabridge, Inc. (“Clarabridge”), a customer experience management software company headquartered in Reston, Virginia, USA, pursuant to an Agreement and Plan of Reorganization and Merger. The number of Qualtrics class A common stock issued to the sellers was fixed based on a valuation of US$1.1 billion (subject to certain adjustments) – the assumed Qualtrics share price was US$37.33. The actual consideration transferred (mainly in shares valued at the acquisition date fair value of the common stock) amounted to US$1.3 billion, respectively €1.1 billion. Pursuant to joinder and lockup agreements signed by Clarabridge’s stockholders, the sale of the Qualtrics shares by the Clarabridge stockholders is subject to certain restrictions. In addition, pursuant to the terms of the Merger Agreement, Qualtrics has (1) assumed, amended and restated Clarabridge stock plans, and (2) converted the assumed options to purchase shares of Clarabridge stock outstanding into corresponding Qualtrics options. Qualtrics has granted equity incentive awards to certain continuing employees of Clarabridge and its subsidiaries under their own Qualtrics equity plan at Qualtrics’ sole discretion, see Note (O) of this chapter. The initial accounting for the business combination (that has mainly added goodwill and intangible assets to SAP’s assets) is preliminary as of December 31st (as we are still in the process of collecting the information necessary to determine the fair value of e.g., intangible assets as well as tax assets and liabilities). (M.2) Divestments As a result of the close of the transaction in September (following satisfaction of all closing conditions including regulatory approvals), SAP and investment company Dediq GmbH (“Dediq”) now jointly own the new “SAP Fioneer” entity (with SAP owning a minority share). SAP and SAP Fioneer have executed transition service and go-to-market agreements, among others. The disposal gain relating to the transfer of the business (predominantly IP and employees) was recorded in SAP’s “Other operating income/expense, net” (€77 million for both IFRS and non-IFRS).

(N) Ownership in Qualtrics On January 28, 2021, Qualtrics International Inc. (Qualtrics) issued 12% of its shares on the Nasdaq Stock Market (NASDAQ), which resulted in SAP’s ownership decreasing to 84%. The Initial Public Offering (IPO) relat ed cash inflow amounted to €1.8 billion and the initial value of non-controlling interests in net assets was €0.9 billion. On October 1, 2021, Qualtrics completed its acquisition of Clarabridge for an aggregate consideration of €1.1 billion (for detailed information, see Note M.1 in this chapter). Following the issuance of new Qualtrics shares, SAP’s ownership further decreased to 78% resulting in an additional value of non-controlling interests of €0.3 billion in net assets to be recognized. On November 11, 2021, Qualtrics announced the closing of its public offering and issued an additional 4% of its shares, which reduced SAP’s ownership in Qualtrics to 74%. The offering related cash inflow amounted to €1.0 billion and the corresponding value of non-controlling interests in net assets was €0.3 billion. (O) Share Based Payments In 2021, 77.7 million equity-settled Qualtrics RSU (Retention Share Units) awards were granted to encourage and enable Qualtrics executives and employees to acquire an ownership interest in Qualtrics. Upon completion of a voluntary exchange offer for eligible Qualtrics employees in conjunction with the IPO on January 28, 2021, 5.4 million of Qualtrics rights and 1.3 million SAP RSU awards were exchanged into 12.8 million Qualtrics RSU awards. The terms and conditions of the voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics rights and SAP RSUs that were tendered. The modification date fair value of the Qualtrics RSU awards was US$30.00. (P) Financial Liabilities In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. In November 2021, the tenors of these loans were extended to September 30, 2022, while repayments can be done flexibly over time. Also in March 2021, SAP repaid €500 million in Eurobonds and in June 2021 the outstanding €1,250 million of the Qualtrics-related acquisition term loan. At the end of the year 2021, the balance of commercial papers was unchanged compared to year-end 2020 at €930 million. (Q) Change in non-IFRS revenue measures In the second quarter of 2021 and effective for the full year 2021, we changed our non-IFRS definition. We no longer adjust our IFRS revenue measures by including the full amount of recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions. The adjustment amounts were immaterial for the full year 2021. Thus, our IFRS revenue is equal to our non-IFRS revenue at actual currencies. Stated 2020 results are based on our 2020 non-IFRS definition. The adjustment of our non-IFRS definition also impacts our operating profit (non-IFRS), profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and earnings per share, basic. 35/35